Exhibit 99.1

Dear Fellow Shareholders:

With the acquisition of our Ann Mason copper-molybdenum deposit in Nevada, we have endeavoured to strike a balance between risk and opportunity in our project portfolio.  We now have interests in three key copper porphyry deposits in two jurisdictions, which are collectively estimated to contain 12.7 billion pounds of copper at the indicated level and 19.3 billion pounds of copper at the inferred level*.  First development production from one of these deposits is anticipated in 2015.

This year marks Entrée’s 10th anniversary of operations in Mongolia.  At the time of our initial investment in 2002, the commodity markets were just starting to come alive after several years in the doldrums.  Copper was trading under $1.00/lb and gold was in the range of $300 - $325/oz; both of these commodities had just started rising from the sharp declines experienced in the late 1990s.  Fast forward to 2012, with copper trading in the $3.50/lb range, gold over $1500/oz, and the world class Oyu Tolgoi project rapidly advancing to production.  Entrée’s joint venture property (with Oyu Tolgoi LLC) is an integral part of this massive mining complex, with Entrée retaining a 20% carried interest in all deep mineralization found on the joint venture ground.  The joint venture’s Hugo North Extension deposit is part of the first-lift underground mining planned for Oyu Tolgoi.  Phase 1 development of the open-pit deposits at Oyu Tolgoi is 82% complete, with first development production expected this year, giving us confidence in the steady advancement of this project and the future production from the joint venture ground.

Over $4 billion has been spent on the Oyu Tolgoi project to date, and Rio Tinto has now agreed to participate in and support a series of measures expected to provide the necessary funds to ramp up commercial production from the open-pit deposits and develop the underground block cave mine.  The increased involvement of Rio Tinto, one of the leading mining companies in the world, is a testament to the potential of the Oyu Tolgoi project, and by extension, Entrée’s joint venture interest.

As you may be aware, there has been a fair amount of political posturing ahead of the June 28 election in Mongolia, which is contributing to market uncertainty.  We are monitoring the situation and will advise our shareholders of any actions that directly affect Entrée’s holdings.  In the midst of this pre-election uncertainty, the support that Entrée receives from a company like Rio Tinto, as Entrée’s largest shareholder and as manager of the Oyu Tolgoi mining complex, becomes even more valuable.  Rio Tinto, Ivanhoe Mines and Oyu Tolgoi LLC have been operating under their Investment Agreement with the Government of Mongolia, which has a 34% interest in Oyu Tolgoi LLC, since 2009.  In October 2011, a joint statement was issued by the parties reiterating their support for the Investment Agreement and the ongoing development of the Oyu Tolgoi mining complex.

The perceived risk of working in Mongolia has been balanced by our investments in Nevada.  Our assets in Nevada are earlier stage, but exist within one of the world’s most supportive and sophisticated mining jurisdictions.  We first became involved in the Yerington District of Nevada in 2009, through agreements on the Blackjack and Roulette targets.  We acquired the Australian listed junior PacMag Metals Limited in 2010, which added the Ann Mason deposit, Blue Hill copper-oxide target and Minnesota target to our project area, along with other assets in the United States and Australia.  The PacMag transaction was also initiated during a period of depressed metal prices.  Since then, we have drilled over 30,000 meters on the Ann Mason deposit and with the release of an updated resource estimate in 2012, have significantly increased the overall size of the deposit.  We are now proceeding to a Preliminary Economic Assessment in the 2nd half of 2012.

The long and successful history of mining in Nevada provides us with more clarity as to the processes related to permitting and project development.  The Ann Mason deposit has thus far proven to be a quality asset worthy of advancement.  It is located near Yerington, a town which has a rich history of mining.  Access to infrastructure is excellent, with a highway and railway just 15 minutes from the property.  As investors begin to move away from companies operating in risky developing countries to more stable jurisdictions, we expect that projects like Ann Mason will begin to attract significant attention.

I understand that many of you are frustrated with the current state of the markets and we share your concerns.  As we mark 10 years of corporate operations in 2012, copper and gold are now trading near all-time highs and yet the majority of junior company resource stocks are trading at 52 week lows.  We are in regular contact with the investment community and I am personally on the road a great deal, updating existing shareholders and potential new investors.  The general response to these meetings has been very favourable.  Many investors have experienced this kind of market volatility before – if you will recall the downturn of 2008, Entrée reached a low of $0.60 in late 2008 and then ascended to a high of $3.47 by late 2010.  We do not know when the current global economic uncertainties will ease, but we see tentative signs of recovery in the US and the continued growth in China and India as indicators of positive change.  We remain hopeful that the markets will begin to show some corresponding signs of recovery in the near future.  Until the markets and economy show real signs of improvement, we will continue to monitor the situation and cautiously advance our properties in an effort to increase shareholder value.

We invite you to visit our website for more details regarding Entrée’s considerable assets.  We strive to keep our website up to date, to ensure you have access to the best and most recent information possible.  Thank you for your continued interest in Entrée.

Sincerely,

Entrée Gold Inc.

Greg Crowe

President & CEO

*Ann Mason deposit (0.2% cut-off):  1.11 billion tonnes grading 0.33% copper indicated; 1.13 billion tonnes grading 0.29% copper inferred.  Hugo North Extension deposit:  117 million tonnes grading 1.8% copper indicated; 95.5 million tonnes grading 1.15% copper inferred.  Heruga deposit:  910 million tonnes grading 0.48% copper inferred.

This Letter to Shareholders contains forward-looking statements and forward-looking information, as defined under applicable Canadian and U.S. securities laws, which are subject to known and unknown risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Known risk factors are described in the Company’s most recent Management’s Discussion and Analysis and in the Company’s Annual Information Form for the year ended December 31, 2011 under the heading “Risk Factors”, both of which are available on SEDAR at www.sedar.com.   There can be no assurance that forward-looking statements will prove to be accurate; accordingly, readers should not place undue reliance on forward-looking statements.  Mr. Robert Cann, P.Geo., Vice President, Exploration of Entrée Gold Inc., a qualified person under National Instrument 43-101, has approved this Letter to Shareholders.

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